SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number: 1-9210

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Occidental Chemical Corporation Savings and Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   OCCIDENTAL CHEMICAL CORPORATION
                                   SAVINGS AND INVESTMENT PLAN

                                   By:    /s/ A.L. Rueter
                                      ------------------------------------------
                                      A.L. Rueter - Member of the Administrative
                                       Committee of the Occidental Chemical
                                       Corporation Savings and Investment Plan

Dated: June 28, 2001

                         OCCIDENTAL CHEMICAL CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                           December 31, 2000 and 1999
                                      Index
                                      -----

                                                                                                    Page(s)
                                                                                                    -------
Report of Independent Public Accountants                                                             1 - 2

Financial Statements:

   Statements of Net Assets Available for Plan Benefits
    as of December 31, 2000 and 1999                                                                     3

   Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 2000                                                                 4

Notes to Financial Statements                                                                       5 - 11

Accompanying Appendix:

   Appendix I:  Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment
    Purposes as of December 31, 2000                                                               12 - 18

Note: Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Occidental Chemical Corporation Pension and Retirement Plan Administrative Committee:

We have audited the accompanying statements of net assets available for plan benefits of the OCCIDENTAL CHEMICAL CORPORATION SAVINGS AND INVESTMENT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP


Los Angeles, California
June 22, 2001

                         OCCIDENTAL CHEMICAL CORPORATION
                           SAVINGS AND INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 2000 and 1999

                                                         2000            1999
                                                   ------------     ------------
                                     Assets
                                     ------
Investments:
  At fair value                                    $ 27,154,582     $ 24,656,994
  At contract value                                   2,407,610        2,287,508
                                                   ------------     ------------
         Total investments                           29,562,192       26,944,502

Receivables:
  Interest and dividends                                123,984           88,540
  Due from broker for securities sold                   247,274               --
                                                   ------------     ------------
         Total receivables                              371,258           88,540

         Total assets                                29,933,450       27,033,042
                                   Liabilities
                                   -----------
Accounts Payable                                        264,866               --
                                                   ------------     ------------

         Total liabilities                              264,866               --
                                                   ------------     ------------

Net Assets Available for Plan Benefits             $ 29,668,584     $ 27,033,042
                                                   ============     ============

The accompanying notes are an integral part of these financial statements.

                         OCCIDENTAL CHEMICAL CORPORATION
                           SAVINGS AND INVESTMENT PLAN

         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 2000

Additions:
  Additions to net assets attributable to:
    Investment income:
      Interest                                                       $   114,463
      Dividends                                                          493,419
      Net appreciation in fair value of investments                      755,826
                                                                     -----------
         Total investment income                                       1,363,708
                                                                     -----------

    Contributions:
      Participant                                                      2,321,269
      Employer                                                           933,242
                                                                     -----------
         Total contributions                                           3,254,511
                                                                     -----------
         Total additions                                               4,618,219
                                                                     -----------

Deductions:
   Deductions from net assets attributed to:
     Benefits paid to participants                                     1,982,677
                                                                     -----------
         Total deductions                                              1,982,677
                                                                     -----------
Net Increase                                                           2,635,542

Net Assets Available for Plan Benefits,
  Beginning of year                                                   27,033,042
                                                                     -----------
  End of year                                                        $29,668,584
                                                                     ===========

The accompanying notes are an integral part of this financial statement.

                         OCCIDENTAL CHEMICAL CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements
                           December 31, 2000 and 1999


1.   Description of the Plan

The following description of the Occidental Chemical Corporation Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a.   General

     The Plan is a defined contribution plan established for eligible employees of Occidental Chemical Corporation ("OxyChem", "the Company", or the "Employer"), a wholly-owned subsidiary of Occidental Petroleum Corporation ("OPC" or "Oxy"), a Delaware corporation. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Generally, employees of OxyChem are eligible to participate in the Plan if they (i) are subject to a collective bargaining agreement and
     (ii) work at an OxyChem location that has negotiated the right to participate in the Plan in a recognized collective bargaining agreement.

     b.   Plan Administration

     The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee as to investment decisions and by the OxyChem Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (collectively, the "Committees"). The Committees have been given all powers necessary to carry out their respective duties, including as applicable, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. The Northern Trust Company (the "Trustee") is trustee and custodian of a trust fund which holds all the assets of the Plan. The Company pays certain costs and expenses incurred in administering the Plan. Such costs and expenses were not significant for the year ended December 31, 2000.

     c.   Contributions

     Participant Contributions - Participants may contribute from 1 to 12 percent of eligible compensation to the Plan on a before- or after-tax basis or in any combination thereof, subject to certain Internal Revenue Code ("IRC") limitations.

     Employer Contributions - OxyChem contributes 50 or 75 percent, as negotiated, of the first 6 percent of eligible compensation, as defined in the Plan document, that a participant contributes to the Plan. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the "Oxy Stock Fund").

     d.   Participant Accounts

     Participants accounts are credited with the participant's contribution and allocations of the Employer's contribution and investment income, and charged with an allocation of administrative expenses and investment losses, if any. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     e.   Vesting

     Participants immediately vest in their contributions plus actual investment income, if any. Vesting in the Employer's contribution portion of the account plus actual earnings thereon is based on years of service. Generally, a participant receives 20 percent vesting for each year of service until full vesting is achieved after 5 years of service.

     f.   Forfeitures

     Forfeited nonvested accounts are used to reduce Employer contributions. During 2000, Employer contributions were reduced by $4,518 from forfeited nonvested accounts. Unallocated forfeitures at December 31, 2000 and 1999, were not significant to the financial statements.

     g.   Distributions

     Generally, upon termination of service for any reason other than death, a participant with an account balance greater than $5,000 may elect to receive the vested portion of their account in the following distribution options: (i) one lump sum payment, (ii) straight life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distributions or (vi) deferral of payment with certain restrictions. Upon the death of a participant, a spousal beneficiary may elect to receive the vested interests in the form of (i), (ii), (iii) or (vi). A non-spousal beneficiary may elect to receive the vested interest in the form of (i),
     (ii) or (iii). If there are multiple beneficiaries the only form of payment available is a lump sum. A participant whose vested account balance is $5,000 or less may receive distributions only under options (i), (v) or
     (vi). Participant may elect to receive distributions from their account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

     h.   Participant Loans

     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000, reduced by the highest outstanding loan balance in the past twelve months, (ii) 50 percent of their vested account balance, or (iii) a loan amount which would require payroll deductions for repayment equal to 15 percent of the participant's base compensation. Loan transactions are treated as a transfer between the investment fund and the participant loan fund. Loan terms range from 1 to 5 years.

     During 1999, the interest rate charged on new loans ranged from 5 to 7 percent. During 2000 the interest rate charged on new loans was 5 percent. Loan repayments are made ratably through payroll deductions. The loans bear interest at a fixed rate equal to the Western Federal Credit Union's loan rate for a loan secured by a member's deposit account at the time the loan is approved.

     i.   Investment Options

     The Plan currently offers 7 investment options. Upon enrollment in the Plan, participants may direct their employee contributions, in 10 percent increments, in any of the investment options. Participants may change their investment options on a monthly basis. Participants should refer to the Plan document for a complete description of the investment options and for the detailed composition of each investment fund.

2.   Summary of Significant Accounting Policies

     a.   Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     b.   Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     c.   Risk and Uncertainties

     The Plan provides for various investment options in mutual funds, actively managed funds and the Oxy Stock Fund. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

     Additionally, many mutual funds invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

     Derivative financial instruments are used by the Plan's equity and fixed income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation are prohibited.

     d.   Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value except for the investments in guaranteed investment contracts which are valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The unit price of common or commingled trust funds is based on the current market value of the underlying assets of the fund. The OPC common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Realized gains and losses on investments are based on the market value of the asset at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day the investments are sold during the year. Unrealized gains and losses on investments are based on the market value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair values on December 31, 2000. Net realized and unrealized appreciation/(depreciation) of investments is reflected in the accompanying statement of changes in net assets available for plan benefits as "net appreciation in fair value of investments."

     e.   Payment of Plan Benefits

     Benefits are recorded when paid.

3.   Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets:

                                                          December 31,
                                                      2000            1999
                                                  ------------    ------------
     Common Stock:
          Oxy Stock Fund                          $  8,982,379*   $  7,002,833*
     Mutual Funds:
          Stock Equity Fund                          4,027,773       3,690,175
          Balanced Fund                              1,613,434       1,101,406
     Common/Collective Trust:
          Stable Value Fund                          2,409,481       2,287,508
          S&P 500 Index Fund                        10,235,937      10,890,802

     *  Participant and non-participant directed

During 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $755,826 as follows:

     Common Stock                                             $ 1,260,553
     Mutual Funds                                                 367,848
     Common/Collective Trust                                     (872,575)
                                                              -----------
                                                              $   755,826
                                                              ===========

4.   Oxy Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund which includes both participant and non-participant directed investments is as follows:

                                                          December 31,
                                                      2000            1999
                                                  ------------    ------------
     Net Assets:
       Oxy Stock Fund                             $  9,077,002    $  7,081,349
                                                  ============    ============

                                                              Year Ended
                                                          December 31, 2000
                                                          -----------------
     Changes in Net Assets:
       Contribution                                       $       1,114,101
       Dividends                                                    351,174
       Interest                                                      23,946
       Net appreciation in fair value                             1,260,553
       Transfers between funds                                      (94,622)
       Benefits paid to participants                               (659,499)
                                                          -----------------
                                                          $       1,995,653
                                                          =================

5.   Stable Value Contracts

The Plan's investments in guaranteed investment contracts are included in the statements of net assets available for plan benefits at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The fair value of the guaranteed investment contracts at December 31, 2000 and 1999 approximates contract value. During 2000 and 1999, the average yield earned on amounts invested in these contracts was 6.34 and 6.30 percent, respectively. As of December 31, 2000 and 1999, the average crediting interest rate on such contracts was 6.22 and 6.33 percent, respectively.

6.   Reconciliation of the Financial Statement to the Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                        December 31,
                                                                      2000            1999
                                                                  ------------    ------------
     Net assets available for plan benefits per the financial
      statements                                                  $ 29,668,584    $ 27,033,042
     Amounts allocated to withdrawing participants                    (232,690)       (149,645)
                                                                  ------------    ------------
     Net assets available for plan benefits per the Form 5500     $ 29,435,894    $ 26,883,397
                                                                  ============    ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              Year Ended
                                                          December 31, 2000
                                                          -----------------
     Participant withdrawals and distributions per
       the financial statements                           $       1,982,677
     Add: Amounts allocated to withdrawing
       participants at December 31, 2000                            232,690
     Less: Amounts allocated to withdrawing
       participants at December 31, 1999                           (149,645)
                                                          -----------------
     Benefits paid to participants per the Form 5500      $       2,065,722
                                                          =================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.   Related Party Transactions

The Trustee and OPC are parties-in-interest as defined by ERISA. The Trustee invests certain Plan assets in its collective short-term investment fund and the Oxy Stock Fund. Such transactions qualify as party-in-interest transactions permitted by Department of Labor's regulations.

8.   Plan Termination

Although it has not expressed any intent to do so, OxyChem has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

9.   Tax Status

The Internal Revenue Service has determined and informed OxyChem by a letter dated May 20, 1996, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Committees, using their judgment and the advice of their advisors, believes that the Plan, in all material respects, is designed and currently operating in a manner that qualifies it for continued tax-exempt status.

10.  Subsequent Event

Effective May 1, 2001, the Pottstown, Pennsylvania union was allowed to participate in the Occidental Petroleum Corporation Savings Plan.

                                   Appendix I

                         OCCIDENTAL CHEMICAL CORPORATION
                           SAVINGS AND INVESTMENT PLAN

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000

                         EIN No. 16-0484732 Plan No. 064


   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           COMMON STOCK:

           OXY STOCK FUND
                                        Cash Equivalents:

*          Northern Trust Company       Collective Short Term Investment Fund,
                                         1.80 percent                                                   $    309,566

                                        Common Stock:

*          Occidental Petroleum         Common Stock, 361,030 shares,
            Corporation                  par $.20                                        $  7,666,954      8,672,813
                                                                                         ------------   ------------
                                        Total Oxy Stock Fund                             $  7,666,954   $  8,982,379
                                                                                         ============   ============

           MUTUAL FUNDS:

           BALANCED FUND
                                        Common Stock:

           Dodge & Cox                  Balanced Fund, 25,439 shares                                    $  1,613,434
                                                                                                        ------------
                                        Total Balanced Fund                                             $  1,613,434
                                                                                                        ============

           AGGRESSIVE EQUITY FUND
                                        Common Stock:

           Investment Counselors        UAM FDS Inc ICM Small Co Portfolio,
            of Maryland                  39,659 shares                                                  $    912,449
                                                                                                        ------------
                                        Total Aggressive Equity Fund                                    $    912,449
                                                                                                        ============

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000

                         EIN No. 16-0484732 Plan No. 064


   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------

           MONEY MARKET FUND
                                        Cash Equivalents:

*          Northern Trust Company       Collective Short Term Investment Fund,
                                         1.80 percent                                                   $    671,035
                                                                                                        ------------
                                        Total Money Market Fund                                         $    671,035
                                                                                                        ============

           STOCK EQUITY FUND
                                        Cash Equivalents:

*          Northern Trust Company       Collective Short Term Investment Fund,
                                         1.80 percent                                                   $    145,032

                                        Common Stock:

           Abbott Lab                   Common Stock, 250 shares                                              12,109
           Adaptec Inc                  Common Stock, 500 shares                                               5,125
           Aetna Inc                    Common Stock, 300 shares                                              12,319
           Alcan Alum Ltd               Common Stock, 600 shares                                              20,513
           Allstate Corp                Common Stock, 800 shares                                              34,850
           American Electric Power
            Co Inc                      Common Stock, 970 shares                                              45,105
           Amer Gen. Corp               Common Stock, 400 shares                                              32,600
           Amer Home Prod Corp          Common Stock, 100 shares                                               6,355
           Amer Greetings Corp          Common Stock, 250 shares                                               2,359
           Amer Intl Group Inc          Common Stock, 421 shares                                              41,495
           Amerada Hess Corp            Common Stock, 300 shares                                              21,919
           Ameren Corp                  Common Stock, 600 shares                                              27,788
           Amern Std Co. In.            Common Stock, 400 shares                                              19,725
           Amr Corp                     Common Stock, 700 shares                                              27,431
           Amsouth Bancorp              Common Stock, 1,500 shares                                            22,875
           Andrew Corp                  Common Stock, 400 shares                                               8,700
           AOL Time Warner Inc          Common Stock, 400 shares                                              15,664
           Applied Materials Inc        Common Stock, 250 shares                                               9,547
           Archer-Daniels-Midland Co    Common Stock, 2,023 shares                                            30,345
           Arrow Electr Inc             Common Stock, 700 shares                                              20,038
           Ashland Inc                  Common Stock, 500 shares                                              17,945
           AT&T Corp                    Common Stock, 600 shares                                              10,388
           Avnet Inc                    Common Stock, 400 shares                                               8,600
           Bank One Corp                Common Stock, 950 shares                                              34,794
           Bellsouth Corp               Common Stock, 100 shares                                               4,094

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000

                         EIN No. 16-0484732 Plan No. 064


   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------

           Bemis Co Inc                 Common Stock, 250 shares                                               8,391
           Bergen Brunswig Corp         Common Stock, 1,200 shares                                            18,996
           BK Amer Corp                 Common Stock, 913 shares                                              41,884
           Black & Decker Corp          Common Stock, 400 shares                                              15,700
           Boise Cascade Corp           Common Stock, 250 shares                                               8,406
           Briggs & Stratton Corp       Common Stock, 200 shares                                               8,875
           Bristol Myers Squibb Co      Common Stock, 400 shares                                              29,575
           Bstn. Scientific Corp        Common Stock, 1,400 shares                                            19,163
           Burl Northn Santa Fe Corp    Common Stock, 900 shares                                              25,481
           Cabot Corp                   Common Stock, 500 shares                                              13,188
           CDN Pac Ltd                  Common Stock, 500 shares                                              14,281
           Centex Corp                  Common Stock, 500 shares                                              18,781
           Charter 1 Financial Inc      Common Stock, 840 shares                                              24,255
           Chevron Corp                 Common Stock, 400 shares                                              33,775
           Chubb Corp                   Common Stock, 400 shares                                              34,600
           Cigna Corp                   Common Stock, 300 shares                                              39,690
           Cinergy Corp                 Common Stock, 750 shares                                              26,344
           Cisco Sys Inc                Common Stock, 1,550 shares                                            59,288
           Citigroup Inc                Common Stock, 1,100 shares                                            56,169
           Coca Cola Co                 Common Stock, 400 shares                                              24,375
           Compaq Computer Corp         Common Stock, 500 shares                                               7,525
           Conagra Inc                  Common Stock, 1,200 shares                                            31,200
           Conoco Inc                   Common Stock, 858 shares                                              24,828
           Conoco Inc                   Common Stock, 800 shares                                              22,900
           Cons Edison Inc              Common Stock, 600 shares                                              23,100
           Cooper Ind Inc               Common Stock, 400 shares                                              18,375
           Cooper Tire & Rubber Co      Common Stock, 900 shares                                               9,563
           Countrywide Cr Ind Inc       Common Stock, 300 shares                                              15,075
           Crown Cork & Seal Co, Inc    Common Stock, 600 shares                                               4,463
           CSX Corp                     Common Stock, 900 shares                                              23,344
           Cummins Engine Co Inc        Common Stock, 300 shares                                              11,381
           Dana Corp                    Common Stock, 700 shares                                              10,719
           Delphi Automotive Sys Corp   Common Stock, 1,300 shares                                            14,625
           Dilliards Inc                Common Stock, 750 shares                                               8,859
           Dow Chemical Co              Common Stock, 750 shares                                              27,469
           Du Pont E I De Nemours & Co  Common Stock, 809 shares                                              39,085
           Eastman Chem Co              Common Stock, 250 shares                                              12,188
           Eaton Corp                   Common Stock, 200 shares                                              15,038
           Edison Intl                  Common Stock, 1,100 shares                                            17,188
           Eli Lilly & Co               Common Stock, 100 shares                                               9,306
           EMC Corp Mass                Common Stock, 300 shares                                              19,950
           Exxon Mobil Corp             Common Stock, 814 shares                                              70,767
           Fedt Dept Stores Inc         Common Stock, 500 shares                                              17,500

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000

                         EIN No. 16-0484732 Plan No. 064


   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           First UN Corp                Common Stock, 1,100 shares                                            30,594
           Firstenergy Corp             Common Stock, 900 shares                                              28,406
           FleetBoston Fin Corp         Common Stock, 836 shares                                              31,402
           FMC Corp                     Common Stock, 250 shares                                              17,922
           FNMA                         Common Stock, 700 shares                                              60,725
           Ford Motor Co Del            Common Stock, 800 shares                                              18,750
           Fortune Brands Inc           Common Stock, 800 shares                                              24,000
           GA Pac Corp                  Common Stock, 987 shares                                              30,720
           General Electric Co          Common Stock, 2,600 shares                                           124,638
           Genuine Parts Co             Common Stock, 800 shares                                              20,950
           Golden West Financial Corp   Common Stock, 450 shares                                              30,375
           Goodrich BF & Co             Common Stock, 500 shares                                              18,188
           Goodyear Tire & Rubber Co    Common Stock, 300 shares                                               6,897
           GPU Inc                      Common Stock, 500 shares                                              18,406
           Health Net Inc               Common Stock, 600 shares                                              15,713
           Healthsouth Corp             Common Stock, 800 shares                                              13,050
           Hewlett-Packard Co           Common Stock, 1,000 shares                                            31,563
           Hilton Hotels Corp           Common Stock, 1,000 shares                                            10,500
           Home Depot Inc               Common Stock, 200 shares                                               9,138
           Huntington Bancshares Inc    Common Stock, 1,100 shares                                            17,806
           Ingram Micro Inc             Common Stock, 600 shares                                               6,750
           Intel Corp Cap               Common Stock, 1,800 shares                                            54,113
           Intl Business Mach Corp      Common Stock, 400 shares                                              34,000
           Intl Paper Co                Common Stock, 1,113 shares                                            45,424
           Johnson & Johnson            Common Stock, 650 shares                                              68,291
           JP Morgan Chase & Co         Common Stock, 150 shares                                               6,816
           Kerr Mc Gee Corp             Common Stock, 300 shares                                              20,081
           Keycorp                      Common Stock, 1,000 shares                                            28,000
           Leggett & Platt Inc          Common Stock, 900 shares                                              17,044
           Litton Ind Inc               Common Stock, 300 shares                                              23,606
           Lockheed Martin Corp         Common Stock, 800 shares                                              27,160
           Lyondell Chemical Co         Common Stock, 600 shares                                               9,188
           May Dept Stores Co           Common Stock, 750 shares                                              24,563
           Maytag Corp                  Common Stock, 300 shares                                               9,694
           MBIA Inc                     Common Stock, 400 shares                                              29,650
           Mead Corp                    Common Stock, 500 shares                                              15,688
           Merck & Co Inc               Common Stock, 500 shares                                              46,813
           MGIC Invt Corp               Common Stock, 500 shares                                              33,719
           Microsoft Corp               Common Stock, 1,200 shares                                            52,050
           Millennium Chemicals Inc     Common Stock, 650 shares                                              11,781
           Morgan J P & Co              Common Stock, 200 shares                                              33,100
           Morgan Stanley Dean Witter
            & Co                        Common Stock, 125 shares                                               9,906
           Natl Cy Corp                 Common Stock, 1,000 shares                                            28,750

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000

                         EIN No. 16-0484732 Plan No. 064


   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           Natl Service Ind Inc         Common Stock, 400 shares                                              10,275
           Newell Rubbermaid Inc        Common Stock, 1,100 shares                                            25,025
           Norfolk So Corp              Common Stock, 1,500 shares                                            19,969
           Nortel Networks Corp         Common Stock, 400 shares                                              12,825
           Northrop Grumman Corp        Common Stock, 200 shares                                              16,600
           Nucor Corp                   Common Stock, 300 shares                                              11,906
*          Occidental Petroleum Corp    Common Stock, 1,000 shares                                            24,250
           Office Depot Inc             Common Stock, 1,300 shares                                             9,263
           Oracle Corp                  Common Stock, 800 shares                                              23,250
           Owens ILL Inc                Common Stock, 700 shares                                               3,981
           Paccar Inc                   Common Stock, 300 shares                                              14,775
           Pacificare Health Sys Inc    Common Stock, 300 shares                                               4,500
           Pfizer Inc                   Common Stock, 1,250 shares                                            57,500
           PG&E Corp                    Common Stock, 850 shares                                              17,000
           Philip Morris Companies Inc  Common Stock, 1,400 shares                                            61,600
           Phillips Petro Co            Common Stock, 450 shares                                              25,594
           PNC Financial Service Group  Common Stock, 100 shares                                               7,306
           PPG Ind Inc                  Common Stock, 300 shares                                              13,894
           Praxair Inc                  Common Stock, 625 shares                                              27,734
           Procter & Gamble Co          Common Stock, 100 shares                                               7,844
           Qualcomm Inc                 Common Stock, 75 shares                                                6,164
           Quantum Corp DSSG            Common Stock, 900 shares                                              11,981
           Regions Fncl Corp            Common Stock, 1,000 shares                                            27,313
           Reynolds R J Tob Hldgs Inc   Common Stock, 166 shares                                               8,093
           Royal Dutch Petro            Common Stock, 450 shares                                              27,253
           Russell Corp                 Common Stock, 300 shares                                               4,631
           Ryder Sys Inc                Common Stock, 500 shares                                               8,313
           Safeco Corp                  Common Stock, 600 shares                                              19,725
           SBC Communications Inc       Common Stock, 547 shares                                              26,119
           Schering-Plough Corp         Common Stock, 100 shares                                               5,675
           Sears Roebuck & Co           Common Stock, 600 shares                                              20,850
           Sherwin Williams Co          Common Stock, 800 shares                                              21,050
           Smurfit-Stone Container Corp Common Stock, 900 shares                                              13,444
           Sonoco Prod. Co.             Common Stock, 750 shares                                              16,219
           St Paul Companies Inc        Common Stock, 650 shares                                              35,303
           Summit Bancorp               Common Stock, 700 shares                                              26,731
           Sun Microsystems Inc         Common Stock, 400 shares                                              11,150
           Sunoco Inc                   Common Stock, 400 shares                                              13,475
           Super Valu Inc               Common Stock, 800 shares                                              11,100
           Tech Data Corp               Common Stock, 400 shares                                              10,819
           Temple Inland Inc            Common Stock, 300 shares                                              16,088
           Texaco Inc                   Common Stock, 500 shares                                              31,063
           Thomas & Betts Corp          Common Stock, 500 shares                                               8,094

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000

                         EIN No. 16-0484732 Plan No. 064


   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           TJX Cos Inc                  Common Stock, 1,100 shares                                            30,525
           Torchmark Corp               Common Stock, 600 shares                                              23,063
           TX Instrs Inc                Common Stock, 150 shares                                               7,106
           TXU Corp                     Common Stock, 700 shares                                              31,019
           Tyco Intl Ltd                Common Stock, 150 shares                                               8,325
           Tyson Foods Inc              Common Stock, 1,000 shares                                            12,750
           UN Carbide Corp              Common Stock, 400 shares                                              21,525
           UN PAC Corp                  Common Stock, 500 shares                                              25,375
           UN Planters                  Common Stock, 400 shares                                              14,300
           V F Corp                     Common Stock, 500 shares                                              18,120
           Verizon Communications       Common Stock, 272 shares                                              13,634
           Viacom                       Common Stock, 150 shares                                               7,013
           Visteon Corp                 Common Stock, 478 shares                                               5,497
           Wa Mut Inc                   Common Stock, 850 shares                                              45,103
           Wal-Mart Stores Inc          Common Stock, 1,000 shares                                            53,125
           Westvaco Corp                Common Stock, 700 shares                                              20,431
           Whirlpool Corp               Common Stock, 300 shares                                              14,306
           WIS Energy                   Common Stock, 700 shares                                              15,794
           Worldcom Inc                 Common Stock, 2,100 shares                                            29,531
           Xcel Energy Inc              Common Stock, 775 shares                                              46,177
                                                                                                        ------------
                                        Total Common Stock                                                 3,882,741
                                                                                                        ------------
                                        Total Stock Equity Fund                                         $  4,027,773
                                                                                                        ============
         COMMON/COLLECTIVE TRUSTS:

         STABLE VALUE FUND
                                        Guaranteed Investment Contracts:

         Morley Capital Management,
          Inc                           Institutional Investor's Stable Asset Fund,
                                         106,935 shares                                                 $  2,409,481
                                                                                                        ------------
                                        Total Fixed Income Fund                                         $  2,409,481
                                                                                                        ============

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000

                         EIN No. 16-0484732 Plan No. 064


   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           S&P 500 INDEX FUND
                                        Cash Equivalents:

*          Northern Trust Company       Collective Short Term Investment Fund,
                                         1.80 percent                                                   $        268

                                        Common Stock:

           BZW Barclays Global
            Investors                   Equity Index Fund, 30,628 shares                                  10,235,669
                                                                                                        ------------
                                        Total S&P 500 Index Fund                                        $ 10,235,937
                                                                                                        ============

         LOAN FUND

                                        Participants Loans:

*        Participant Loans              Loans to participants; interest rates
                                         range from 5 to 7 percent                                      $    709,704
                                                                                                        ------------
                                        Total Loan Fund                                                 $    709,704
                                                                                                        ============

                                        Total Assets held for Investment Purposes                       $ 29,562,192
                                                                                                        ============

* Represents a party-in-interest as defined by ERISA

                                  EXHIBIT INDEX

Exhibit
  No.                        Exhibit                                 Page Number
--------------------------------------------------------------------------------

   23       Consent of Independent Public Accountants                         20

19